UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number 0-30314

BONTAN CORPORATION INC.
(Translation of registrant’s name into English)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

NEWS RELEASE

BONTAN PROVIDES PROGRESS REPORT ON WORK PPROGRAM
WITH REGARDS TO SARAH AND MYRA LICENSES

Toronto, Ontario, October 20, 2010 – Bontan Corporation Inc. (OTCBB: BNTNF) (”The Company”, “Bontan”)  is pleased to announce that a report on hydrocarbon systems of the Levantine  Basin has been submitted  to the Israel Ministry of National Infrastructure (“MNI”) as per the agreed work program.

The Report confirms that the blocks covered by Sarah and Myra licenses are within a functioning petroleum system.

Mr. Kam Shah, CEO commented, “We are very satisfied by the progress to date on this project. Our group has continued to meet all deadlines for the work program required by the Ministry of National Infrastructure.”

About The Offshore Israel Project

The Offshore Israel Project comprises two Licenses – Sarah and Myra - covering approximately 310 square miles and is located in the Levantine Basin near the recent  8.4 TCF Tamar  and Dalit natural gas discoveries by Noble Energy Inc.

The right to licences is held by a group comprising IPC Oil and Gas Ltd Partnership, Tel Aviv-based Emanuelle Energy Ltd, Modin Energy Partnership Limited, Emanuelle Energy Oil & Gas Limited Partnership and other entities including the operator, GeoGlobal Resources (India) Inc.

As recently announced, Ofer Investments Ltd agreed to invest up to US$ 28 million and acquire a 50% equity in IPC Oil and Gas (Israel)Limited Partnership (IPC Israel). IPC Israel’s remaining 50% is owned by Isarel Petroleum Company, Limited, Cayman (IPC Cayman). Bontan owns 76.79% of IPC Cayman. The funds will cover IPC Israel’s share of the costs of the initial two test wells, based on the current estimates.

Bontan’s indirect working interest in these licenses after the agreement with Ofer Investments, Ltd is now 5.23%.

Bontan currently has 78,314,076 common shares issued and outstanding and is debt free.

About Bontan Corporation Inc.:

Bontan Corporation Inc. is an oil and gas exploration company that operates and invests in exploration prospects.  Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, refer to our website www.bontanoilandgas.com  and contact Kam Shah at (416) 929 1806.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan’s current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur.  Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, including:  the effect of economic and political developments in Israel;  the reliance on Emanuelle, Modin ,IPC and others in the group as well as third-party consultants and contractors, to develop the Project;  the ability of Bontan and IPC Cayman to raise sufficient capital and demonstrate adequate financial capability, and the associated dilution to current investors’ interests associated with the issuance of additional debt and equity securities;  the risk that the Data may show or suggest, or that the License sites ultimately may contain no, or limited amounts of, hydrocarbons;  the volatility in commodity prices for crude oil and natural gas;  the presence or recoverability of estimated reserves;  the potential unreliability or other effects of geological and geophysical analysis and interpretation;  exploration and development, drilling and operating risks;  competition for development of the Project;  environmental risks;  government regulation or other action;  potential disruption from terrorist activities or warfare in the region or at the Project site;  general economic conditions;  and other risks we identify from time to time in our filings with the U.S. Securities and Exchange Commission and securities regulators in Canada.  Bontan assumes no obligation and expressly disclaims any duty to update the information in this Press Release.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commissions perimits oil and gas companies, in their filings with the SEC, to disclose only reserves that comply with the definitions presented at Rule 4-10(a) of Regulation S-X, available at http://ecfr.gpoaccess.gov/cgi/t/text/text-idx?c=ecfr&sid=09bab17ab4ad213f95a1a0d22f305e60&rgn=div8&view=text&node=17,2.0.1.1.8.0.21.43&idno=17. Above Press release contains information about adjacent properties on which we have no right to explore or drill.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Dated: October 20, 2010

BONTAN CORPORATION INC.

By:   /S/
Kam Shah
Chief Exective Office